Exhibit 99.2

URANIUM ROYALTY CORP.

(the “Company”)

Annual General and Special Meeting October 17, 2024

REPORT OF VOTING RESULTS

(Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations)

This report sets forth a summary of the matters voted upon at the annual general and special meeting of shareholders of the Company held on October 17, 2024 and the outcome of such votes.

	Description of Matter		Votes For	Votes Against	Votes Withheld
1.	Each of the following management nominees was elected as a director of the Company to hold office until the close of the next annual meeting of shareholders or until he or she resigns or sooner ceases to hold office:			N/A

	a.	Amir Adnani	37,952,427		7,681,424
	b.	Scott Melbye	38,022,772		7,611,079
	c.	Vina Patel	44,774,272		859,579
	d.	Neil Gregson	44,824,205		809,646
	e.	Donna Wichers	37,865,827		7,768,024

2.	PricewaterhouseCoopers LLP, Chartered Professional Accountants, was appointed the Company’s auditor for the ensuing year and the Company’s board of directors was authorized to fix the remuneration to be paid to the auditor.		59,832,043	N/A	209,132

3.	Ordinary resolution ratifying, affirming and approving certain amendments to the Company’s Long-Term Incentive Plan.		36,979,390	8,654,461	N/A

Date: October 17, 2024